

April 10, 2015

Julio César de Toledo Piza Neto
Chief Executive Officer and Investor Relations Officer
BrasilAgro—Brazilian Agricultural Real Estate Company
1309 Av. Brigadeiro Faria Lima, 5th Floor
São Paulo, São Paulo 01452-002 Brazil

>**Re:** **BrasilAgro—Brazilian Agricultural Real Estate Company**
>**Form 20-F for the Fiscal Year Ended June 30, 2014**
>**Filed October 31, 2014**
>**File No. 001-35723**

Dear Julio César de Toledo Piza Neto:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief